August 1, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Miles R. Itkin
Senior Vice President, Chief Financial Officer and Treasurer
666 Third Avenue
New York, New York 10017

Re: Overseas Shipholding Group, Inc.
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
Commission file #: 001-06479

Dear Mr. Itkin:

We have reviewed your July 17 and July 24, 2006 response letters and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2005

<u>Notes to the Financial Statements</u>

Note A. Summary of Significant Accounting Policies
9. Revenues and Expense Recognition

1. We note from your response to our prior comment 7 that if you were to recognize expenses as incurred, rather than ratably over the voyage, the effect of doing so would not be material on net income or voyage expenses. We also note that you intend to disclose that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred. Please confirm that you will include this disclosure in <u>all</u> future Forms 10-Q and Forms 10-K. Alternatively, you may include the disclosure solely in future Forms 10-K if you disclose that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different <u>on a quarterly and annual basis</u>, from recognizing such costs as incurred.

Note N. Leases
-Charters-out

2. We have reviewed your response to our prior comment number 11 in which explains your basis for your conclusion that expensing the payments made to cancel the purchase options associated with the vessels the Puget Sound and the Eclipse would not have been material to your results of operations. While we do not object to your conclusion in this regard, or your decision not to amend your prior filings since the errors in your financial statements were not considered material by management, we continue to believe that your financial statements require correction for the inappropriate capitalization of these payments. Please confirm that the required corrections will be included in the financial statements included in your Quarterly Report on Form 10-Q for the quarter ending June 30, 2006. The corrections should be accompanied by footnote disclosures explaining the nature and amounts of the errors included in your financial statements and the periods impacted by the errors, management's conclusions regarding the materiality of the errors to the periods in which the errors occurred, and management's rationale for correcting these errors during the quarter ended June 30, 2006 rather than amending your periodic filings for prior periods. Similar disclosures should also be provided with respect to the change in the classification of drydocking costs in your consolidated statements of cash flows to be made in your Form 10-Q for the quarter ended June 30, 2006.

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You may contact Claire Erlanger at 202-551-3301 or me at 202-551-3813 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief